

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 9, 2010

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 13, 2009**
> **Form 6-K for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 18, 2009**
> **File No. 001-32210**

Dear Mr. Snyman:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008
Exhibit 99.5, Consolidated Financial Statements

1.   We note your response to prior comment number 3, which states that based on Anglo's withdrawal right, you determined that it is appropriate to classify all of Anglo's contributions on the balance sheet as non-controlling interest, which represents the portion of equity in the Partnership which is not attributable to the Company. In addition, your response to prior comment number 5 states that the non-controlling interest shown on the balance sheet represents the book value of the Partnership interest attributable to Anglo. With respect to your responses, please clarify, (a) how you determined that the book value attributable to Anglo (i.e., 50% of the book value of the Partnership) is equal to Anglo's cash contributions to the Partnership and (b) how you determined that the withdrawal right would require you to record the non-controlling interest as a liability based on the application of Canadian and US GAAP. As part of your response, please explain the significant provisions of Anglo's withdrawal right.

2.   In addition, please explain how you accounted for Anglo's put right, as described in section 7.3(a)(i) of the Pebble Limited Partnership Agreement. In this respect, please explain the following:

(a) Please clarify how you evaluated the provisions of EIC Abstract 149 to determine whether the put right caused the non-controlling interest to be accounted for as a liability for Canadian GAAP purposes. If it caused the non-controlling interest to be accounted for as a liability, please explain how your accounting for the non-controlling interest fully complies with Section 3855 of the CICA Handbook.

(b) Please explain how you evaluated the terms of the put right to determine whether the put right represents an embedded derivative that would need to be separately accounted for pursuant to ASC Topic 815-10-05 for US GAAP purposes. If you determine that the put right is not an embedded derivative in the scope of ASC Topic 815-10-05, please clarify how you evaluated whether the put option provides Anglo the right to require you to acquire their shares in the Partnership (i.e., redemption right). If so, tell us how your accounting complies with ASC Topic 480-10-S99.

(c) Please clarify to us the terms of the put right by providing an example of how the "Share Exercise Amount" and "Share Price" would be calculated.

3.   Please further clarify why you believe that Anglo's withdrawal right would require you to consolidate 100% of the net income or loss from the Partnership,

that is, not record 50% of the net losses incurred by the partnership as a non-controlling interest on your consolidated statements of operations. Please reference the provisions in both US and Canadian GAAP that you relied upon which support your conclusion.

4.   Please clarify for us why the footnote disclosure at the bottom of Note 7(a)(iii) states that "Anglo's contributions to the Partnership for the year ended December 31, 2008 amounted to CD$188.5 million (US$148.0 million)…" when disclosure earlier in this footnote and elsewhere in your filing indicates that the amount contributed for the year ended December 31, 2008, was CD$158.6 million.

5.   We note from your subsequent Form 6-K filings that you have elected to utilize equity method accounting for your investment in the partnership beginning January 1, 2009, upon your adoption of IFRS. In this regard, please tell us how you calculated your opening investment balance at January 1, 2009. Please also explain to us how you have recognized partnership activity through the first nine months of 2009, citing the applicable IFRS literature. In this regard, you explain on page 17 of your Form 6-K filed November 18, 2009, that you recognize none of the partnership's nine month loss of CD$50.3 million because the partnership agreement requires Anglo to assume all of the initial losses. Please reconcile that to your accounting treatment from July 31, 2007 to December 31, 2008, where you recognized 100% of the partnership's losses.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Suying Li at (202) 551-3335, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

                                                                Sincerely,

                                                                Chris White
                                                                Branch Chief